

March 4, 2013

Via E-mail
Mr. Philip J. Hawk
Chairman of the Board and Chief Executive Officer
Team, Inc.
200 Hermann Drive
Alvin, Texas 77511

> **Re: Team, Inc.**
> **Form 10-K for the Year Ended May 31, 2012**
> **Filed August 7, 2012**
> **File No. 001-08604**

Dear Mr. Hawk:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended May 31, 2012

Item 7. Management's Discussion and Analysis…, page 15

Liquidity and Capital Resources

1. We note your tabular disclosure of contractual obligations for periods May 31, 2012 and May 31, 2011. In future filings, please provide disclosure of payments due by period for contractual obligations pursuant to Item 303(a)(5)(i) of Regulation S-K.

2. We note the material terms of the New Credit Facility and your compliance with all financial covenants on page 20. In future filings, please discuss the impact of approximately $85,872,000 million of long-term debt maturity obligations for 2016 on your liquidity and capital resource. Consider including discussion of possible methods for managing your debt obligations.

<u>Item 9A. Controls and Procedures, page 26</u>

3. In future filings, include a statement that the registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on the company's internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Justin Kisner, Attorney-Advisor, at (202) 551-3788 or me at (202) 551-3810 if you have questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director